               ----------------------------------------------



                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549



                                  FORM 11-K


(Mark One)

     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED] for the Plan year ended September 30, 1993 or

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED} for the transition period from ____ to ____.



     Commission File Number ...........    1-5964



          A. Full title of the plan and the address of the plan, if different from that of the issuer named below: Alco Standard Corporation Defined Contribution Plan.



          B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:



                          ALCO STANDARD CORPORATION
                                P.O. BOX 834
                         VALLEY FORGE, PA 19482-0834

                            REQUIRED INFORMATION
                            --------------------

a.     Financial Statements.  The following financial statements are
       --------------------
       furnished for the Plan.



       1. Audited Statements of Net Assets Available for Benefits-September 30, 1993 and September 30, 1992.



       2. Audited Statements of Changes in Net Assets Available for Benefits - Plan year ended September 30, 1993 and
           September 30, 1992.

       Notes to Financial Statements



       Schedules

       Assets Held for Investment
       Transactions or Series of Transactions in Excess of 5% of Current Value of Plan Assets



b.     Exhibit
       -------

              Exhibit 23  Consent of Independent Auditors

             Alco Standard Corporation Defined Contribution Plan

                     Financial Statements and Schedules

                   Years ended September 30, 1993 and 1992



                                  Contents




Report of Independent Auditors...........................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits..........................2
Statements of Changes in Net Assets Available for Benefits...............3
Notes to Financial Statements............................................4




Schedules

Assets Held for Investment..............................................10

Transactions or Series of Transactions in Excess of
      5% of the Current Value of Plan Assets............................11

                         Report of Independent Auditors


Trustees
Alco Standard Corporation
Defined Contribution Plan


We have audited the accompanying statements of net assets available for benefits of the Alco Standard Corporation Defined Contribution Plan as of September 30, 1993 and 1992, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at September 30, 1993 and 1992, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of September 30, 1993, and transactions or series of transactions in excess of 5% of the current value of plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1993 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1993 financial statements taken as a whole.



February 28, 1994

             Alco Standard Corporation Defined Contribution Plan

               Statements of Net Assets Available for Benefits



                                                 September 30
                                              1993          1992
                                           -------------------------
Assets
Investments:
  Cash equivalents                          $ 2,747,902  $    77,074
  Alco Standard Corporation, common stock
    (1993--161,447 shares; cost $5,661,439)
    (1992--116,202 shares; cost $3,957,084)   7,103,700    4,163,014
  Other investments                                  --      614,907
  Investment funds                           41,929,895   33,570,414
                                           -------------------------
                                             51,781,497   38,425,409
Transfers receivable from merged plans        8,356,277           --
Investment income receivable                  1,273,202      246,257
Loans receivable                                163,677      106,490
                                           -------------------------
                                             61,574,653   38,778,156

Liabilities
Accrued administrative expenses                  90,894       60,545
Benefit payments due to participants          2,870,573      591,848
                                           -------------------------
Net assets available for benefits           $58,613,186  $38,125,763
                                           =========================


See accompanying notes.

             Alco Standard Corporation Defined Contribution Plan

         Statements of Changes in Net Assets Available for Benefits



                                                    Year ended September 30
                                                         1993       1992
                                                   --------------------------
Additions:
  Transfers of assets from merged plans             $24,060,863  $ 4,896,411
  Interest income                                     2,337,534    2,526,651
  Dividend income                                       447,693      434,034
  Other income                                           17,780      125,724
                                                   --------------------------
                                                     26,863,870    7,982,820

Distributions:
  Benefit payments                                    7,821,333    8,856,014
  Administrative expenses                               110,304      204,646
  Other expenses                                             --       31,142
                                                   --------------------------
                                                      7,931,637    9,091,802
                                                   --------------------------
                                                     18,932,233   (1,108,982)

Realized and unrealized gain                          1,555,190      378,548
                                                   --------------------------
Net increase (decrease) for the year                 20,487,423     (730,434)

Net assets available for benefits at beginning
  of year                                            38,125,763   38,856,197
                                                   --------------------------
Net assets available for benefits at end of year    $58,613,186  $38,125,763
                                                   ==========================


See accompanying notes.

             Alco Standard Corporation Defined Contribution Plan

                        Notes to Financial Statements

                             September 30, 1993


1.  Significant Accounting Policies

The accounting records of the Alco Standard Corporation Defined Contribution Plan ("Plan") are maintained on the accrual basis.

Fair value of investments in Alco Standard Corporation Common Stock are determined by use of the last reported sales price on the last business day of the plan year, as reported on a national security exchange.

All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Investment funds consist of a managed income fund, a fixed income fund, an equity index fund, a balanced fund, and a treasury fund. The managed income fund is managed jointly by an insurance company and two trust companies. The other investment funds are managed by a bank.

Investments in the Managed Income Fund are valued at contract value which represents investments made under the contract, plus interest at the contract rate, less funds used to pay retirement benefits and to pay for the manager's administrative expenses. Investments in the Equity Index Fund, Balanced Fund, Fixed Income Fund, and Treasury Fund are stated at fair market value which is determined on the last day of the plan year based on the portfolio of investments owned by the particular fund on that date. Cash equivalents are valued at cost which is equal to market value.

The difference between the proceeds and cost of investments sold during the year and the change in the difference between September 30 market value and cost is reflected in the statements of changes in net assets available for benefits as realized and unrealized appreciation (depreciation) in the aggregate market value of investments.

2.  Description of the Plan

The Plan is a defined contribution plan established on October 1, 1989 by Alco Standard Corporation ("Company") to consolidate all of the Company's frozen defined contribution plans into a single plan.

The Plan provides for retirement, disability, and death benefits. It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

The Plan is frozen, therefore, there will be no employer or employee contributions made to the Plan.

             Alco Standard Corporation Defined Contribution Plan

2.  Description of the Plan (continued)

Participants in the Plan may allocate their account between investments in Alco Standard Corporation Common Stock or any of five available investment funds. Participants may change investment allocations at any time, but not more frequently than twice in a twelve-month period.

All participants are fully vested in their account balances.

Administrative expenses are paid by the Plan unless paid by the Company.

The following plans were merged into the DC Plan on the effective date indicated.


                   Plan                               Effective Date of Merger
- --------------------------------------------------------------------------------

    Allegheny Business Machines, Inc. Employee
      Profit Sharing Plan                                      October 1, 1991
    Business Systems of Arizona, Inc. Profit Sharing Plan      October 1, 1991
    Copy Data Group, Inc. Profit Sharing Plan                  October 1, 1991
    Midwest Business Systems, Inc. Employee
      Profit Sharing Plan                                      October 1, 1991
    Mirex Corporation Employee 401(k) Tax
      Shelter Plan                                             October 1, 1991
    Monumental Paper Company Profit Sharing Plan               October 1, 1991
    BPL 401(k) and Profit Sharing Plan                         October 1, 1992
    Copy-Line, Inc. Profit Sharing Plan                        October 1, 1992
    Allstate Profit Sharing Program                            October 1, 1992
    McDonald-Klein Business Machines, Inc.
      Profit Sharing Plan                                      November 1, 1992
    Weiss-Brothers Miquon, Inc. Profit Sharing Plan            November 1, 1992
    Whitaker Carpenter Paper Company Employers Profit
      Sharing and Retirement Plan                              January 1, 1993
    J&L Sales, Inc. Profit Sharing Plan                        January 1, 1993
    American Business Machines, Inc. Cash or Deferred
      Profit Sharing Plan                                      April 1, 1993
    Remco Business Products, Inc. Profit Sharing Plan          April 1, 1993
    Standard Office Systems Profit Sharing Plan                June 1, 1993


During the plan year ended September 30, 1993, assets attributable to the fully vested account balances of former employees of Universal Services, Inc. and Hinkles, Inc. who became employees of Copco Papers, Inc. on September 4, 1992 and Modern Office Machines, Inc. on January 4, 1993, respectively, were merged into the Plan.

These mergers resulted in a transfer of net assets to the Plan of $24,060,863 during the plan year of which $8,356,277 was recorded as a receivable by the Plan at September 30, 1993.

             Alco Standard Corporation Defined Contribution Plan

2.  Description of the Plan (continued)

Upon termination of the Plan, all interests of the participants will be distributed as soon as administratively practicable.

Recordkeeping and administration of the Plan is performed by CoreStates Financial Corp.

Information about the Plan document including withdrawal provisions, is contained in the Summary Plan Description. Copies of this document are available from the Plan administrator.

3.  Investments

Individual investments that represent 5% or more of the fair value of net assets available for benefits as of September 30, 1993 are as follows:


                                           Shares or
       Identity of Investments             Par Value     Cost      Market Value
- --------------------------------------------------------------------------------
Connecticut General Life Insurance
  Company Guaranteed Long-Term Fund       20,574,311  $20,574,311   $20,574,311
LaSalle National Trust Company
  Income Plus Fund                         5,658,440    5,658,440     5,658,440
Fidelity Management Trust Company
  Managed Income Portfolio                 5,754,727    5,754,727     5,754,727
Corefund Equity Index Fund                   273,391    5,406,508     5,823,219
Alco Standard Corporation Common Stock       161,447    5,661,439     7,103,700
Merrill Lynch Employee Benefit Master
  Repurchase Agreements                    2,747,902    2,747,902     2,747,902


             Alco Standard Corporation Defined Contribution Plan

3.  Investments (continued)

The allocation of assets to the separate investment programs at September 30, 1993 and 1992 is as follows:


                                        Managed      Fixed       Equity                   Alco
                                        Income       Income      Index      Balanced     Common    Treasury    Other
                                         Fund         Fund        Fund        Fund       Stock       Fund      Assets       Total
                                      ----------------------------------------------------------------------------------------------
           1993
Assets
Investments:
   Cash equivalents                   $ 2,660,829 $     2,627  $       --  $       --  $       --  $     -- $    84,446  $ 2,747,902
   Common stock of Alco Standard                                                        7,103,700                          7,103,700
   Investment funds                    31,987,478     850,238   5,823,219   2,723,996               544,964               41,929,895
Transfers receivable                    8,356,277                                                                          8,356,277
Investment income receivable            1,188,232       3,144      37,618       5,787      38,421                          1,273,202
Loans receivable                                                                                                163,677      163,677
                                      ----------------------------------------------------------------------------------------------
Total assets                           44,192,816     856,009   5,860,837   2,729,783   7,142,121   544,964     248,123   61,574,653

Liabilities
Accrued administrative expenses                                                                                  90,894       90,894
Benefits payments due to participants   2,205,415       1,815     243,158     220,638     191,662        20       7,865    2,870,573
                                      ----------------------------------------------------------------------------------------------
Net assets                            $41,987,401 $   854,194  $5,617,679  $2,509,145  $6,950,459  $544,944 $   149,364  $58,613,186
                                      ==============================================================================================

           1992
Assets
Investments:
   Cash equivalents                   $        -- $        --  $       --  $       --  $       --  $     -- $    77,074  $    77,074
   Common stock of Alco Standard                                                        4,163,014                          4,163,014
   Other investments                                                                                            614,907      614,907
   Investment funds                    24,771,432     986,415   4,971,274   2,564,111               277,182               33,570,414
Investment income receivable              179,939       3,976      27,675       7,389      26,554       724                  246,257
Loans receivable                                                                                                106,490      106,490
                                      ----------------------------------------------------------------------------------------------
Total assets                           24,951,371     990,391   4,998,949   2,571,500   4,189,568   277,906     798,471   38,778,156

Liabilities
Accrued administrative expenses                                                                                  60,545       60,545
Benefits payments due to participants     441,126       8,886      59,483      42,492      39,861                            591,848
                                      ----------------------------------------------------------------------------------------------
Net assets                            $24,510,245 $   981,505  $4,939,466  $2,529,008  $4,149,707  $277,906 $   737,926  $38,125,763
                                      ==============================================================================================

              Alco Standard Corporation Defined Contribution Plan

3.  Investments (continued)


                                  Managed       Fixed     Equity                     Alco
                                  Income       Income      Index       Balanced     Common       Treasury     Other
                                   Fund         Fund        Fund         Fund        Stock         Fund      Assets        Total
                               -----------------------------------------------------------------------------------------------------

Net assets at
  October 1, 1991              $34,963,704  $ 166,419   $  494,454   $  800,182   $1,882,534  $       --  $   548,904   $38,856,197
   Investment income             2,511,500     40,927      199,879       83,037      102,064         947       22,331     2,960,685
   Other income                    117,614        393        2,172        1,432        4,113                                125,724
   Benefit payments             (8,063,000)   (28,445)    (171,665)    (160,819)    (426,053)                  (6,032)   (8,856,014)
   Administrative expenses                                                                                   (204,646)     (204,646)
   Other expenses                                                                                             (31,142)      (31,142)
   Realized and
     unrealized gain (loss)                    16,083      (60,065)     (80,736)     477,797                   25,469       378,548
   Interfund transfers          (9,489,028)   783,090    4,466,482    1,868,360    2,105,949     276,959      (11,812)           --
   Transfer of assets            4,469,455      3,038        8,209       17,552        3,303                  394,854     4,896,411
                               -----------------------------------------------------------------------------------------------------
Net assets at
  September 30, 1992            24,510,245    981,505    4,939,466    2,529,008    4,149,707     277,906      737,926    38,125,763
   Investment income             2,299,310     44,297      161,894       83,132      133,085      16,266       47,243     2,785,227
   Other income                     17,780                                                                                   17,780
   Benefit payments             (6,416,262)   (31,968)    (331,094)    (323,132)    (631,396)    (21,698)     (65,783)   (7,821,333)
   Administrative expenses                                                                                   (110,304)     (110,304)

   Realized and
     unrealized gain (loss)                     1,865      457,256      255,001    1,178,891                 (337,823)    1,555,190
   Interfund transfers          (2,187,126)  (147,171)     363,960      (41,223)   2,072,486     272,470     (333,396)           --
   Transfer of assets           23,763,454      5,666       26,197        6,359       47,686                  211,501    24,060,863
                               -----------------------------------------------------------------------------------------------------
Net assets at
  September 30, 1993           $41,987,401  $ 854,194   $5,617,679   $2,509,145   $6,950,459  $  544,944  $   149,364   $58,613,186
                               =====================================================================================================



             Alco Standard Corporation Defined Contribution Plan

4.  Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is therefore tax-exempt.

5.  Subsequent Events

Effective October 1, 1993, Employee Retirement and Tax Advantaged Capital Accumulation Plan, H&R Group, Inc. Profit Sharing 401(k) Plan, and University Copy Systems of Hawaii, Inc. 401(k) Retirement Plan were merged into the Plan.

             Alco Standard Corporation Defined Contribution Plan

                         Assets Held for Investment

                             September 30, 1993



                                             Description of
      Identity of Issue                         Investment           Cost       Current Value
- -----------------------------------------------------------------------------------------------

Cash equivalents:
  Merrill Lynch Employee
    Benefit Plan Master
    Repurchase Agreement                  Repurchase Agreements     $ 2,747,902  $ 2,747,902

Investment funds:
  Connecticut General Life Insurance
    Company Guaranteed Long-Term Fund     Investment contracts       20,574,311   20,574,311
  La Salle National Trust Company Income
    Plus Fund                             Investment contracts        5,658,440    5,658,440
  Fidelity Management Trust Company
    Managed Income Portfolio              Investment contracts        5,754,727    5,754,727
  CoreFund Intermediate Bond Fund         Fixed income investments      834,450      850,238
  CoreFund Equity Index Fund              Equity investments          5,406,508    5,823,219
  CoreStates Balanced Fund                Equity and fixed income
                                            investments               2,523,609    2,723,996
  CoreFund Treasury Reserve               Treasury investments          544,964      544,964
                                                                   ----------------------------
Total investment funds                                               41,297,009   41,929,895

Alco Standard Corporation                 Common stock                5,661,439    7,103,700
                                                                   ----------------------------
Total assets held for investment                                    $49,706,350  $51,781,497
                                                                   ============================

              Alco Standard Corporation Defined Contribution Plan

              Transactions or Series of Transactions in Excess of
                    5% of the Current Value of Plan Assets

                         Year ended September 30, 1993



                                                                                        Selling Price
                                                                                        or Maturity                 Net Gain
         Identity of Party Involved       Description of Assets       Purchase Price       Value         Cost       or (Loss)
- --------------------------------------------------------------------------------------------------------------------------------
Category I--Single transaction in excess
- ----------------------------------------
of 5% of plan assets
- --------------------

Connecticut General Life Insurance        Purchased 3,439,121 shares
  Company Guaranteed Long-Term Fund          on February 19, 1993        $3,439,121


LaSalle National Trust Company Income     Purchased 4,431,937 shares
  Plus Fund                                  on April 13, 1993            4,431,937


Fidelity Management Trust Company         Purchased 4,431,937 shares
  Managed Income Portfolio                   on April 13, 1993            4,431,937


Connecticut General Life Insurance        Sold 8,863,874 shares on
  Company Guaranteed Long-Term Fund          April 13, 1993                             $8,863,874       $8,863,874   $      --


Connecticut General Life Insurance        Sold 1,940,941 shares on
  Company Guaranteed Long-Term Fund          June 30, 1993                               1,940,941        1,940,941          --


Merrill Lynch Employee Benefit Plan       Purchased 2,586,974 units on
  Master Repurchase Agreement                July 1, 1993                 2,586,974



Category II--A series of transactions (other than security transactions) with
- -----------------------------------------------------------------------------
the same person aggregating 5% of plan assets
- ---------------------------------------------

None

              Alco Standard Corporation Defined Contribution Plan

              Transactions or Series of Transactions in Excess of 5% of the Current Value of Plan Assets (continued)

                         Year ended September 30, 1993

                                                                                           Selling Price
                                                                                            or Maturity               Net Gain
            Identity of Party Involved         Description of Assets      Purchase Price       Value      Cost        or (Loss)
- -----------------------------------------------------------------------------------------------------------------------------------
Category III--A series of transactions in a
- -------------------------------------------
security issue aggregating 5% of plan assets
- --------------------------------------------

Merrill Lynch Employee Benefit Plan            Purchased 8,479,543 units
  Master Repurchase Agreements                 in 190 transactions; sold
                                               5,731,641 units in 162
                                               transactions               $ 8,479,543       $ 5,731,641     $ 5,731,641  $     --


Connecticut General Life Insurance             Purchased 5,805,653
  Company Guaranteed Long-Term Fund            shares in 26 transactions;
                                               sold 18,399,877 shares in
                                               37 transactions              5,805,653        18,399,877      18,399,877        --


LaSalle National Trust Company Income          Purchased 6,886,630 shares
  Plus Fund                                    in 18 transactions; sold
                                               1,228,190 shares in 26
                                               transactions                 6,886,630         1,228,190       1,228,190        --


Fidelity Management Trust Company              Purchased 6,982,914 shares
  Managed Income Portfolio                     in 46 transactions; sold
                                               1,228,187 shares in 26
                                               transactions                 6,982,914         1,228,187       1,228,187        --

                                               Purchased 61,326 shares in
Alco Standard Corporation Common Stock         21 transactions; sold
                                               16,081 shares in 11
                                               transactions                 2,241,862           693,791         537,507   156,284



Category IV--Any transaction in securities or with a person if any single
- -------------------------------------------------------------------------
transaction with that person or in that security exceeds 5% of plan assets
- --------------------------------------------------------------------------

None

                                 SIGNATURES
                                 ----------

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.




                                          ALCO STANDARD CORPORATION
                                          DEFINED CONTRIBUTION PLAN
                                          -------------------------
                                             (Name of plan)




By /s/Donna Yurick
  ---------------------------
    Plan Administrator                      Dated:  March 29, 1994

                                  FORM 11-K

             ALCO STANDARD CORPORATION DEFINED CONTRIBUTION PLAN

                     PLAN YEAR ENDED September 30, 1993









                              INDEX TO EXHIBIT
                              ----------------




Exhibit Number                          Description
- --------------                          -----------



Exhibit 23                        Consent of Independent Auditors